UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34259

Willbros Group, Inc.

(Exact name of registrant as specified in its charter)

4400 Post Oak Parkway, Suite 1000

Houston, TX 77027

(713) 403-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Depositary Shares

Warrants, Purchase Contracts

Guarantees of Debt Securities

Rights

Preferred Share Purchase Rights

Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Willbros Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Willbros Group, Inc.

Dated: June 19, 2018	By:	/s/ Peter J. Moerbeek
Peter J. Moerbeek
Vice President and Treasurer